

Tenke Mining Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.tenke.com



02034232

May 2, 2002



FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated May 2, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Sophia Shane,
Corporate Development

Enc.

TENKE MINING CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

PROGRESS IN THE DRC

May 2, 2002 (TNK – TSE)...Tenke Mining Corp. (the "Company") is pleased to provide the following update on the results of the recent Inter-Congolese Dialogue held in Sun City, South Africa.

Over 300 delegates representing the government of the Democratic Republic of Congo, opposition parties and rebel groups have met for a series of discussions and negotiations ultimately aimed at bringing lasting peace to the region.

The talks, sponsored by South Africa and the European Union, and supported by the Canadian and U.S. governments, are a direct result of the Lusaka Cease Fire Accord signed into effect on August 31, 1999. Vital issues that were negotiated included political, economic and military structures under a transitional government ahead of the planned democratic elections.

An important positive development was announced on Wednesday, April 17th, in that the government of the Democratic Republic of Congo and the rebel group Mouvement pour la liberation du Congo ("MLC") had reached an agreement that could effectively reunite 70 percent of the country. The agreement provides for the MLC leader, Jean-Pierre Bemba, the role of Prime Minister of the transitional government while confirming Joseph Kabila as President of the country. The other main rebel group, the Rassemblement congolais pour la democratie ("RCD"), would nominate the president of the parliament and hold ministerial posts in the government. The RCD has not yet agreed to this proposal but discussions are continuing between the parties. Officials are reporting that at least 37 other important issues were resolved and agreed upon during the eight-week Inter-Congolese Dialogue.

New press reports are optimistic. President Kabila has stated that he is open to a power-sharing agreement with the RCD and that he was favourable to continuing the dialogue. Jean-Pierre Bemba and another rebel party leader, Mbusa Nyamwisi, arrived in Kinshasa on April 28th to commence detailed planning to implement the transitional government. This new government is scheduled to be in place by the end of June or early July. Mr. Bemba has publicly stated his intention to strongly support existing international business interests in the DRC, which are largely in the mining sector.

The evolution of these important political changes is expected to result in an improved investment climate and Tenke is optimistic that the progress made at the Inter-Congolese Diaglogue will ultimately lead to sustained peace in the country.

Tenke holds a 55% interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province, the southernmost province of the country. Tenke and option-holders BHP Billiton and Phelps Dodge are currently in discussions with the DRC government and Gecamines, the state mining company, on the development plans for these rich, world-class deposits. Tenke representatives just returned from positive discussions last week in Kinshasa with the DRC Government, World Bank and other international mining investors and additional discussions with DRC officials on the advancement of the Tenke Fungurume project are planned over the next two months.

ON BEHALF OF THE BOARD
"Adolf H. Lundin"
President

For further information, please contact:, Sophia Shane, Corporate Development (604) 689-7842


TENKE
TENKE
MINING CORP.

Tenke Mining Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 ▯ Fax: (604) 689-4250 ▯ www.tenke.com

April 29, 2002


RECEIVED

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: <u>Press Release dated April 29, 2002</u>

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Sophia Shane,
Corporate Development

Enc.

TENKE MINING CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 Facsimile: (604) 689-4250 www.tenke.com

NEWS RELEASE

NEW ARGENTINA GOLD AND BASE METALS EXPLORATION UPDATE

April 29, 2002 (TNK – TSX)...Tenke Mining Corp. (the "Company") is pleased to report on the advances made to date on the Company's new Argentina gold/base metals exploration program. An extensive compilation and detailed review of a wide list of prospects and projects has been completed. The exploration team in Argentina is now prioritizing the prospects and laying out field visits in order to shape a comprehensive portfolio of the most exciting and promising properties in Argentina.

Gold and copper prospects of different geological types (porphyries, epithermal (high & low sulphidation) and polymetallic vein systems) located in recognized belts with known mineralization models have been identified. Selected grass-roots property has also been targeted based on new, updated geological interpretations.

The wealth of prospects and the wide range of opportunities has become more evident through the compilations of over 250 prospects within a large database comprising information from old archives, satellite data, initial samplings and early stage prospects from the previous mining rush ('94-'98). Negotiations for large land packages in key prospective regions of Argentina are underway.

The company expects to have initial properties under field reviews in the coming weeks in order to allow for an aggressive prospecting/exploration program to start in the third quarter this year.

ON BEHALF OF THE BOARD

"Adolf H. Lundin"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842